Eastern International Ltd.



Proposed Nasdaq Trading Symbol: ELOG
Investor Presentation

Issuer Free Writing Prospectus Dated July 28, 2025
Filed Pursuant to Rule 433
Relating to Preliminary Prospectus Dated July 18, 2025
Registration Statement No. 333-281900

Free Writing Prospectus Statement

This free writing prospectus relates to the proposed public offering of ordinary shares of Eastern International Ltd. (the "Company") and should be read together with the Registration Statement filed by the Company with the SEC for the offering to which this presentation relates and may be accessed through the following web link:

sec.gov/Archives/edgar/data/2013320/000164117225020182/formf-1a.htm

The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov.

Alternatively, we or our underwriter will arrange to send you the prospectus if you contact Maxim Group, LLC, 300 Park Avenue, 16th Floor, New York, NY 10022 Tel: 212 895 3500 or email at syndicate@maximgrp.com, or contact Eastern International Ltd., via email: ir@ elogint.com.

Forward Looking Statements and Disclaimers

This presentation includes statements that are, or may be deemed, “forward-looking statements“. In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms ”believes,” “estimates,” “anticipates,” “expects”,“ ”plans,“ intends,” “may,” “could,” “might,” “will,” “should,” “approximately,” “potential,” or in each case, their negative or other variations thereon or comparable terminology, although not all forward-looking statements contain these words. They appear in a number of places throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, the logistic market in China and Southeast Asia, the prospects of the logistic businesses as stated herein.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and regulatory developments and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operation, financial condition and liquidity, and the development of the industries in which we operate may differ materially from the forward-looking statements contained in this presentation as a result of, among other factors, the factors referenced in the “Risk Factors” section of the preliminary prospectus contained in the registration statement on Form F-1 (File No. 333-281900) initially filed with the Securities and Exchange Commission (the “SEC”) on September 3, 2024 as amended thereafter, for our proposed initial public offering (the "Registration Statement"). In addition, even if our results of operations, financial conditions and liquidity, and the development of the industries in which we operate are consistent with the forward-looking statements contained in this presentation, they may not be predictive of results or developments in future periods. Any forward-looking statement that we make in this presentation speaks only as of the date of such statement, and we undertake no obligation to update or revise publicly any of the forward-looking statements after the date hereof to conform the statements to actual results or changed expectations except as required by applicable law.

You should read carefully the factors described in the "Risk Factors" section of the prospectus contained in the Registration Statement to better understand the risks and uncertainties inherent in our businesses and any forward-looking statements. The trademarks and its symbols used herein are the properties of their respective owners.

Industry and Market Data

In this presentation, we rely on and refer to information and statistics regarding the sectors in which we compete and other industry data. We obtained this information and statistics from third-party sources, including reports by market survey companies and other sources. We have supplemented this information where necessary with our own internal estimates, taking into account publicly available information about other industry participants and our management’s best view as to information that is not publicly available.

Preliminary Offering Summary

ISSUER	Eastern International Ltd.
PROPOSED EXCHANGE // TICKER	Nasdaq Capital Market : ELOG
OFFERING TYPE	Initial Public Offering
SECURITIES OFFERED	Ordinary Shares
OFFERING SIZE	Approximately 1,600,000 Ordinary Shares (excluding 15% over-allotment option)
NUMBER OF SHARES OUTSTANDING AFTER OFFERING	12,017,000 Ordinary Shares assuming no exercise of the over-allotment option
PRICE RANGE	$4.00 - $5.00 per share
USE OF PROCEEDS	• Approximately 20% for development of project logistic business in Southeast Asia; • Approximately 20% for investment in equipment and machines and other capital expenditure; • Approximately 10% for development of logistic management system and internal training for employees to improve management and technical skills; • Approximately 10% for potential acquisition of high quality logistic team or company; and • Approximately 40% for working capital and other general corporate purposes
LOCK UP for the Company, Officers, Directors and 5% or more Shareholders	6 months
SOLE BOOK RUNNER	Maxim Group LLC

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Company Overview



Who we are

We provide overall logistic services to customers with a specialty in project logistics solutions.

We operate via Suzhou TC-Link, which established on January 9, 2006 in Jiangsu Province, China, providing domestic and cross-border professional logistic services including project logistic and general logistic for company clients.

We are committed to become one of the leading comprehensive project logistics service providers in China and Southeast Asia countries.

Services



Project logistic services

Including construction project logistics and special cargo logistics for large or precision equipment.



General logistic services

Transportation, warehousing, loading and unloading, and distribution of ordinary products.



Cross-border logistic services

mainly focus on inland transportation and railway transportation between Mainland China and Southeast Asia countries for cargoes.

We study the operations of clients, analyze their logistics needs and provide them with specific solutions which will improve the cost efficiency and achieve higher services' quality.

Project Logistics Services


CCTV 4
都是提前经过多方商権
has been negotiated in advance


CCTV 4
进行过反复的路障排查
and roadblocks have been examined



Precision Planning

Study the operations of clients, analyze their logistics needs.

Strict management processes

Design strict project logistics processing and follow it.

Customized solution

We provide customer with specific solutions which will improve the cost efficiency and achieve higher services' quality.

- Construction project logistics: for new energy projects (including wind power turbine, photovoltaic, renewable energy storage, etc.), chemical equipment, engineering and infrastructure construction projects (including roads and bridges, tunnel construction).
- Special cargo logistics: for large or precision equipment.

Project logistics processes


unqualified
Project initiation
Project pre approval
Multiple road surveys
Road survey report
Communicate and coordinate with clients and property owners
Qualified or not
Qualified
Project established
Vehicle safety inspection before departure(professional tool flaw detection inspection)
Customer Acceptance and Project Completed
unqualified
Road safety escort and timely resolution of emergency issues
Qualified
Arrive at the destination for lifting and unloading, or re transport according to customer needs
Accept customer orders and arrange vehicle loading
Qualified or not
Route rectification and acceptance
Purchase insurance and apply for an over limit permit

Professional Wind Power Turbine Project Transportation and Service Capabilities



苏州隆力奇东源物流承运金风科技6兆瓦项目启动仪式







In 2019, 6 Megawatt (MW) wind power turbine prototypes(the largest in Asia at that time):

Blade long: 83.6 meters

main engine tower weight: 437 tons

Diameter: 7.5 meters

9

The Company was featured in the economic programs on China central TV in March 2019 and January 2024, respectively.


CCTV 央视看点
《走遍中国》5集系列片《大风歌》
CCTV 4 中文国际
后期我们再次进行发货时

General Logistics Services



Manufacturers



Short distance transportation



Manufacturer’s warehouses



Loading, trans, unloading



Distributors’ warehouses

Transportation, warehousing, loading and unloading, and distribution of ordinary products.

Warehousing Services

Locations:

Wuxi Hub

Changshu Hub

Chengdu HUB

Guangzhou Hub

Chongqing Hub

Warehousing area of over 25,000 square meters and services in mainland China.

Shipping Yard

Located: Sheyang Port Area of Yancheng Port


N 区
M 区







Cross-border Logistics Services









Since 2019, mainly focus on inland transportation and railway transportation between Mainland China and Southeast Asia countries for cargoes.

In 2022, transportation from Laos to China of 707 units of 40ft containers, 914 units of 20ft containers and 244 units of open top containers for rubber, iron ore, barley and Cassava starch.

Operations

Eastern International's Expansive Reach

- **China:**

  Operating network covers key cities in mainland China

- **Headquarters:**

  Suzhou, Jiangsu Province.

- **Warehousing**

  5 warehouses/logistic centers in four different provinces, with a total of over 25,000 square meters areas

- **Shipping Yard**

- Owns 20 trucks vehicles and cooperative relationships with other owners and drivers for over 2,000 trucks.


Eastern International Ltd. Areas of Operation

Customer

We make the development of important large corporate client as its core strategy.

- publicly listed companies
- multinational companies
- well-known brands

Goldwind

CSSC Haizhuang Windpower Co., Ltd.

Shanghai Huaneng

Hydroelectric Fourth Bureau

Jiangxi Electric Power Group
Guizhou Electric Power Group

Trina Solar

Longrich

Wuhu Ande Zhilian, Aisen (China)

Goodbaby

China Post

JD Logistics

Marco

Competitive Strengths

We believe the strengths differentiate us from our competitors and are key drivers of our success:

Technical and qualification advantages:

- obtained relevant technical qualifications and government permits necessary.
- obtained a Class A contractor qualification for large cargo transportation issued by China Water Resources and Electric Power Material Circulation Association.

Geographic Advantage:

- Operating headquarters in Suzhou city.
- Subsidiaries in Wuxi, Yancheng, Chongqing, and Kunming.
- Yancheng is a base for China's offshore wind power turbine industry, a pioneer for China's offshore wind power turbine development.



Brand Advantages:

- Nearly 20 years running;
- established long-term strategic cooperation with leading domestic enterprises.
- Featured in the economic programs on China central TV .

Talents Advantages:

- Over 78.94% of our management and finance professionals have college degree or above.

INDUSTRY OVERVIEW

China Logistics Industry Development Landscape



400.00
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
14%
12%
10%
8%
6%
4%
2%
0%
Copyright @ Cevsn Inc.
www.cevsn.com

	2020	2021	2022	2023	2024
Total social logistics (trillion yuan)	300.1	335.2	347.6	352.4	360.6
Growth rate (%)		11.70%	3.70%	1.38%	2.33%

The total amount and growth for logistics in China from 2020 to 2024



60.00
50.00
40.00
30.00
20.00
10.00
0.00
14%
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
Copyright @ Cevsn Inc.
www.cevsn.com

	2020	2021	2022	2023	2024
the volume of freight transport(billion tons)	46.44	52.16	50.663	54.747	56.875
Growth rate (%)		12.32%	-2.87%	8.06%	3.89%

China’s cargo transportation volume and growth from 2020 to 2024

The operating revenue and growth of logistics industry in China from 2020 to 2024



16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
14%
12%
10%
8%
6%
4%
2%
0%
2020 2021 2022 2023 2024
operating revenue (trillion yuan) 10.5 11.9 12.7 13.2 13.8
Growth rate (%) 13.33% 6.72% 3.94% 4.55%
Copyright @ Cevsn Inc.
www.cevsn.com



Proportion
14.8%
14.7%
14.6%
14.5%
14.4%
14.3%
14.2%
14.1%
14.0%
13.9%
13.8%
14.7%
14.6%
14.7%
14.4%
14.1%
2020 2021 2022 2023 2024



60.0
55.0
50.0
45.0
40.0
35.0
30.0
25.0
21' 1月 3月 5月 7月 9月 11月 22' 1月 3月 5月 7月 9月 11月 23' 1月 3月 5月 7月 9月 11月 24' 1月 3月 5月 7月 9月 11月 25' 1月 3月 5月

The proportion of total logistics cost to GDP in China from 2020 to 2024

China Logistics Performance Index from January 2021 to May 2025

Development of General logistics



400.00
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
8%
7%
6%
5%
4%
3%
2%
1%
0%
2020
2021
2022
2023
2024
Market Size (Billion yuan)
305.00
325.25
346.01
357.11
368.70
Growth rate (%)
6.64%
6.38%
3.21%
3.25%
Copyright @ Cevsn Inc.
www.cevsn.com

The market scale and growth for general logistics in China from 2020 to 2024



32.9%
22.2%
44.9%
industrial products
consumer goods
other

Market share of general logistics by industry in China

Development of Project Logistics


Proportion
3.65%
3.60%
3.55%
3.50%
3.45%
3.40%
3.35%
3.30%
3.41%
3.53%
3.55%
3.58%
3.60%
2020
2021
2022
2023
2024


40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
16%
14%
12%
10%
8%
6%
4%
2%
0%
Copyright @ Cevsn Inc.
www.cevsn.com

	2020	2021	2022	2023	2024
Market Size (Billion yuan)	28.60	32.64	35.05	36.49	38.09
Growth rate (%)		14.10%	7.40%	4.10%	4.40%

The proportion of China's project logistics market to the contract logistics market from 2020 to 2024

The market size and growth for project logistics in China from 2020 to 2024

Our Financial Strength:

Eastern International's strong financial performance reflects our strategic agility and operational excellence. After returning to profitability in 2023, we delivered solid results in FY2024[1] and FY2025[1], with double-digit growth in gross profit and net income in FY 2025[1], highlighting continued improvement in profitability. In FY2025, we achieved revenue of around $40 million, gross profit of $6 million, and net income near $1.8 million. This momentum highlights our ability to execute amid macroeconomic headwinds and affirms our growth strategy. With China's economy growing 5.3% in H1 2025[2]—driven by resilient exports and industrial output despite soft domestic demand—we are well-positioned to capture new opportunities and create long-term value through disciplined execution.


Revenue
USD
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
+67.4%
-1.0%
2023
2024
2025
Gross Profit
USD
8,000,000
6,000,000
4,000,000
2,000,000
0
+44.2%
+19.6%
2023
2024
2025
Net Income
USD
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
-8.9%
+64.3%
2023
2024
2025

(1) Fiscal year-ends March 31st

(2) Resource: https://www.stats.gov.cn/english/PressRelease/202507/t20250715_1960408.html#:~:text=According%20to%20preliminary%20estimates%2C%20the,the%20second%20quarter%205.2%20percent

Sustained Profitability, Strategic Growth

Growth Strategy

01 Expand Market Share in China

- Leverage existing advantages in terms of brand, talent, and technology to fulfil our expansions in Chinese market.
- Increase our capacity to meet with our clients' needs.

02 Developing markets in Southeast Asia Countries

- To meet increasing needs for logistics services for the business expansion and commercial development by Chinese companies in Southeast Asia countries.

03 Extension of Service Scopes

- Extend our services to cover more areas along the supply chain system.

04 Improve engineering technology and equipment

- Aggressively upgrade and update our technology, know-how, equipment and tools to cope with our development, improve our competitiveness cost, reduce energy consumption and carbon emissions.

05 Seeking Strategic Partnership and Acquisition Opportunities

- Explore opportunities in acquisitions of good assets and targets to further increase our business scales.

Highly Experienced Management team



Mr. Albert Wong

Chief Executive Officer & Chairman of the Board

Mr. Wong was appointed as the Chief Executive Officer ("CEO") of the Company on February 8, 2024 and a director of the Company on July 27, 2023.

Since Sept 2023, Mr. Wong has served as a director of Hangzhou TC-Link.

From Feb 2006 to Sept 2023, Mr. Wong served as a director of Suzhou TC-Link.

Mr. Wong has served as Chairman of the Board of Eastern Worldwide Company, Limited in Hong Kong since 1996.

Mr. Wong was the Honorary President of Hong Kong Logistics Association and was conferred as its Life Honorary President in 2018.

Mr. Wong received "Man of Year 2016" award from Esquire Magazine and was selected as "Hong Kong Tatler-Society Top 500" by Hong Kong Tatler.

Mr. Albert received his MBA from Barrington University, USA in 2002 and received his PhD of Business Administration from International American University in 2012.



Mr. Cheung Chung Leung

Chief Financial Officer

Mr. Cheung was appointed as the Chief Financial Officer ("CFO") of the company on February 8, 2024.

Mr. Cheung has served as a director of Hangzhou TC-Link since September 2023.

From 1979 to January 31, 2024 Mr. Cheung served as the General Manager of the Finance and Administration Department of Eastern Worldwide Company, Limited in Hong Kong.

From February 2006 to September 2023, Mr. Cheung served as a director of Suzhou TC-Link.

In 2001, Mr. Cheung became a senior member of the Institute of Public Accountants in Australia (FIPA).

Mr. Cheung became a senior member of the Institute of Financial Accountants in the UK (FIFA) in 1990 and a senior member of the Hong Kong Registered Financial Planners Association (FHKRFP) in 2003.

Mr. Cheung completed the Certificate in Accountancy course from the Hong Kong Polytechnic University in 1980.



Mr. Lin Tan

Chief Operating Officer

Mr. Tan was appointed as Chief Operating Officer (COO) of the Company on February 8, 2024.

Since September 2023, Mr. Tan has served as a director and chief executive officer of Hangzhou TC-Link.

Since January 2006, Mr. Tan has served as a director and chief executive officer of Suzhou TC-Link.

From 2000 to 2016, Mr. Tan has served as vice president of Eastern Worldwide Company, Limited. Shenzhen Branch.

From 1994 to 2000, Mr. Tan worked at Shenkyu Logistics, a Sino-Japanese joint venture and was responsible for transportation, storage yard and engineering logistics management.

Mr. Tan graduated from Chongqing Jiaotong University in July 1992 with a bachelor's degree in Transportation Management. Mr. Tan received MBA certificates from Tsinghua University in China and the University of Northern Virginia in the USA in August 2009 and June 2010, respectively.

Board of directors



Mr. Albert Wong

Chief Executive Officer & Chairman of the Board

Mr. Wong was appointed as the Chief Executive Officer ("CEO") of the Company on February 8, 2024 and a director of the Company on July 27, 2023.

Since Sept 2023, Mr. Wong has served as a director of Hangzhou TC-Link.

From Feb 2006 to Sept 2023, Mr. Wong served as a director of Suzhou TC-Link.

Mr. Wong has served as a Chairman of the Board of Eastern Worldwide Company, Limited in Hong Kong since 1996.

Mr. Wong was the Honorary President of Hong Kong Logistics Association and was conferred as its Life Honorary President in 2018.

Mr. Wong received "Man of Year 2016" award from Esquire Magazine and was selected as "Hong Kong Tatler-Society Top 500" by Hong Kong Tatler.

Mr. Albert received his MBA from Barrington University, USA in 2002 and received his PhD of Business Administration from International American University in 2012.



Mr. Chinghei Li

Director

Mr. Li was appointed as a director of the Company on February 8, 2024.

Since September 2023, Mr. Li has served as a director of Hangzhou TC-Link.

Mr. Li has served as the General Manager of Eastern Worldwide Company, Limited in Hong Kong since 1994.

From February 2006 to September 2023, Mr. served as a director of Suzhou TC-Link.

From 1992 to 1994, Mr. Li worked as the Marketing Manager in Sankyu U.S.A. Inc. in Los Angeles. From 1982 to 1992, Mr. Li served as the Logistics Manager of Eastern Worldwide Co., Ltd.



Mr. Y. Tristan Kuo

Independent Director Nominee

Mr. Kuo has served as a chairman of the audit committee of Jowell Global Ltd. (Nasdaq: JWEL) since December 23, 2020.

Since September 2022, Mr. Kuo has served as a chairman of the audit committee of Cine Top Culture Holdings Limited.

From August 29, 2022 to June 30, 2024, Mr. Kuo served as a consultant and was the chief financial officer of Aerkomm Inc. (OTCQX: AKOM) from April 10, 2017 to August 28, 2022.

From November 1, 2019 to December 16, 2021, Mr. Kuo served as a chairman of the audit committee of Oriental Culture Holding LTD. (Nasdaq: OCG).

Mr. Kuo received Master of Arts in Accounting from The Ohio State University in February 1982 and his Bachelor of Arts in Economics from Soochow University in Taiwan in May 1977.



Mr. Chun Pong (Colman) Chiu

Independent Director Nominee

Mr. Chiu has been served as an executive director of investment banking and equity capital market department of TFI Capital Limited Since July 2022.

From May 2021 to July 2022, Mr. Chiu served as a director of Advent Corporate Finance Limited.

From October 2019 to May 2021, Mr. Chiu served as an executive director and advisor of TD King Capital Limited.

From August 2015 to July 2019, Mr. Chiu served as a director of South China Finance and Management Limited.

From July 2009 to July 2015, Mr. Chiu served as a vice president of Longrun Tea Company Limited where he was responsible for fundraising and providing capital market advisory.

Mr. Chiu also worked at the corporate finance department of ABN AMRO, DBS Asia Capital Limited and Shenyin Wanguo Capital (H.K.) Limited.

Mr. Chiu received his Master of Finance from The University of Hong Kong in 2005.



Mr. Shiu Wing Joseph Chow

Independent Director Nominee

Since October 2013, Mr. Chow has been an independent non-executive director of Integrated Waste Solution Group Holdings Limited (HKSE: 0923).

Since February 29, 2024, Mr. Chow has served as an independent director of Intelligent Group Ltd.

Since March 2017, Mr. Chow has been a co-founder and partner of Wellington Legal, a full service law firm in Hong Kong.

Since September, 2018, Mr. Chow has been a director of Jump Start Media, a startup innovation media platform incorporated in Hong Kong that aims to support regional startups in Asia.

Since September, 2020, Mr. Chow has been a Director of Solaris Fund Management.

Mr. Chow obtained a Bachelor of Laws from the City University of Hong Kong in 1996, and a Post-Graduate Certificate in Laws from the University of Hong Kong in 1997, and was admitted in Hong Kong as a solicitor in 1999.

Contact



You've heard from us. we want to hear from **you**.

Issuer
Eastern International Ltd.
Lin Tan COO
Tel:+86 0571-82356096
Email: ir@elogint.com

Underwriter
Maxim Group LLC
300 Park Avenue, 16th Floor,
New York, NY 10022
Tel: 212 895 3500
Email: syndicate@maximgrp.com

Thank you.

